SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32386; File No. 812-14447

Hartford Life Insurance Company, et al; Notice of Application

December 8, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to section 26(c) of the Investment Company Act of 1940, as amended ("Act") and an

order of exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

Applicants: Hartford Life Insurance Company ("Hartford Life"), Hartford Life and Annuity

Insurance Company ("Hartford Life and Annuity," and together with Hartford Life, the

"Hartford Life Insurance Companies"); their respective separate accounts, Hartford Life

Insurance Company Separate Account Three ("HL Separate Account 3"), Hartford Life and

Annuity Insurance Company Separate Account Three ("HLA Separate Account 3"), Hartford

Life Insurance Company Separate Account Seven ("HL Separate Account 7"), Hartford Life

and Annuity Insurance Company Separate Account Seven ("HLA Separate Account 7)

(collectively, the "Separate Accounts," and together with the Hartford Insurance Companies,

the "Section 26 Applicants"); HIMCO Variable Insurance Trust (the "Trust"), Hartford

Investment Management Company ("HIMCO," and collectively with the Section 26

Applicants and the Trust, the "Section 17 Applicants").

Summary of Application: The Applicants seek an order pursuant to section 26(c) of the Act,

approving the substitution of shares of twenty-seven (27) investment portfolios of registered

investment companies (the "Existing Portfolios") with shares of six (6) investment portfolios

of the Trust (the "Replacement Portfolios"), under certain variable annuity contracts (the

"Contracts"), each funded through the Separate Accounts (the "Substitutions"). In addition, the Section 17 Applicants also seek an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions (the "In-Kind Transactions") in connection with the Substitutions.

Filing Date: The application was filed on April 21, 2015, and amended on May 25, 2016 and August 31, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30p.m. on January 3, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Hartford Life Insurance Company, Attn: Lisa Proch, Vice President, Assistant General Counsel, P.O. Box 2999, Hartford, CT 06104-2999.

For Further Information Contact: Jessica Shin, Attorney-Adviser at (202) 551-5921 or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Hartford Life is a stock life insurance company incorporated under the laws of the state of Connecticut. Hartford Life was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in every state and the District of Columbia. Hartford Life is an indirect, wholly-owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"), a Delaware corporation whose stock is traded on the New York Stock Exchange.

2.   Hartford Life and Annuity is a stock life insurance company incorporated under the laws of the state of Connecticut. Hartford Life and Annuity was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in every state (except New York), the District of Columbia and Puerto Rico. Hartford Life and Annuity is an indirect wholly-owned subsidiary of The Hartford.

3.   Hartford Life established HL Separate Account 3 and HL Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and December 8, 1986, respectively. Hartford Life and Annuity established HLA Separate Account 3 and HLA Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and April 1, 1999, respectively. Each of the Separate Accounts meets the definition of "separate account," as defined in Section 2(a)(37) of the Act. The Separate Accounts are registered with the Commission under the Act as unit investment trusts. The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. The Separate Accounts are segmented into subaccounts, and

certain of these subaccounts invest in the Existing Portfolios. The Contracts are individual

and group deferred variable annuity contracts, with group participants acquiring certain

ownership rights as described in the group contract or plan documents. Contract owners

and participants in group contracts (each, a "Contract owner," and collectively, "Contract

owners") may allocate some or all of their Contract value to one or more subaccounts

available as investment options under their respective Contracts and any rider(s).

4.   By the terms of each Contract (and as set forth in the prospectuses for the

Contracts), the Hartford Insurance Companies reserve the right to substitute shares of another

registered investment company for the shares of any registered investment company already

purchased or to be purchased in the future by the Separate Accounts.

5.   The Trust is a Delaware statutory trust that was established on January 13, 2012.

The Trust is registered with the Commission as an open-end management investment

company under the Act and its shares are registered under the Securities Act of 1933. The

Trust is a series investment company and currently has twenty-four (24) separate portfolios

(each a "HIMCO VIT Fund," and collectively, the "HIMCO VIT Funds"). Six (6) HIMCO

VIT Funds comprise the Replacement Portfolios.

6.   HIMCO, a Delaware corporation and a registered investment adviser, serves as

investment adviser to each of the HIMCO VIT Funds pursuant to an investment advisory

agreement between the Trust, on behalf of each HIMCO VIT Fund, and HIMCO. In addition,

the Trust has obtained an exemptive order from the Commission (File No. 812-11684) (the

"Manager of Managers Order"). The Replacement Portfolios may rely on the the Manager of

Managers Order, and the Trust's registration statement discloses and explains the existence, substance and effect of the Manager of Managers Order.[1]

7. The Section 26 Applicants propose to substitute shares of the Existing Portfolios with shares of the corresponding Replacement Portfolios, as shown in the table below. As discussed in greater detail in the application, the Section 26 Applicants believe that each Existing Portfolio has substantially similar investment objectives, principal investment strategies, and principal investment risks, and has substantially similar risk and return characteristics, as its corresponding Replacement Portfolio.

Substitution	Existing Portfolio (Share Class(es))	Replacement Portfolio (Share Class)
1.	American Funds Growth-Income Fund (Class 2)	HIMCO VIT Large Cap Core Fund (Class IB)
2.	Franklin Rising Dividends VIP Fund (Class 2) (Class 4)	
3.	Invesco V.I. Core Equity Fund (Series I) (Series II)	
4.	Lord Abbett Calibrated Dividend Growth Portfolio (Class VC)	
5.	Lord Abbett Fundamental Equity Portfolio (Class VC)	
6.	Lord Abbett Growth & Income Portfolio (Class VC)	
7.	MFS Investors Trust Series (Initial Class) (Service Class)	
8.	Oppenheimer Main Street Fund/VA (Service Shares)	
9.	Pioneer Fund VCT Portfolio (Class II)	
10.	AB VPS Value Portfolio (Class B)	HIMCO VIT Large Cap Value Fund (Class IB)
11.	American Century VP Value Fund (Class II)	

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[1] HIMCO has agreed, as a condition of the application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to add or to replace a sub-adviser in reliance on the Manager of Managers Order or any replacement order from the Commission at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

12.	American Funds Blue Chip Income and Growth Fund (Class 2)	
13.	Fidelity VIP Equity-Income Portfolio (Service Class 2)	
14.	Franklin Mutual Shares VIP Fund (Class 2) (Class 4)	
15.	Invesco V.I. Comstock Fund (Series II)	
16.	Invesco V.I. Diversified Dividend Fund (Series II)	
17.	Invesco V.I. Growth and Income Fund (Series II)	
18.	Invesco V.I. Value Opportunities Fund (Series I)	
19.	MFS Value Series (Initial Class) (Service Class)	
20.	American Funds International Fund (Class 2)	HIMCO VIT International Core Equity Fund (Class IB)
21.	MFS Research International Portfolio (Initial Class)	
22.	AB VPS International Value Portfolio (Class B)	HIMCO VIT International Value Equity Fund (Class IB)
23.	Templeton Foreign VIP Fund (Class 2) (Class 4)	
24.	American Funds Bond Fund (Class 2)	HIMCO VIT Total Return Bond Fund (Class IB)
25.	MFS Total Return Bond Series (Initial Class) (Service Class)	
26.	Fidelity VIP Strategic Income Portfolio (Service Class 2)	HIMCO VIT Strategic Income Bond Fund (Class IB)
27.	Franklin Strategic Income VIP Fund (Class 1) (Class 2) (Class 4)	

8.   The Hartford Insurance Companies state that the proposed Substitutions are intended to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to existing Contract owners. Applicants state that by eliminating overlapping investment options that duplicate one another by having substantially similar investment objectives, strategies and risks, the Hartford Insurance Companies can present a more streamlined menu of investment options under the Contracts.

Applicants further state that since the proposed Substitutions were designed to reduce investment-option redundancy, the diversity of available investment styles under the Contracts will not be adversely impacted. Additional information for each Existing Portfolio and the corresponding Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and fees can be found in the application.

9.   Applicants state that through the proposed Substitutions, the Hartford Insurance Companies seek to replace certain investment options in the Contracts' current fund lineups with investment options that will provide Contract owners with lower expenses, while maintaining a high-quality menu of investment options. In this regard, the Section 26 Applicants believe that Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have lower total and net annual operating expenses immediately after the proposed Substitutions than before the proposed Substitutions. Applicants also state that, for each Substitution, the combined management fee and Rule 12b-1 fee of each Replacement Portfolio is lower than that of the corresponding Existing Portfolio. The application sets forth the fees and expenses of each Existing Portfolio and its corresponding Replacement Portfolio in greater detail.

10.   The Section 26 Applicants also agree that, during a period of two (2) years following the implementation of the proposed Substitution (the "Substitution Date"), and for those Contracts with assets allocated to an Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the owners of those Contracts invested in the applicable Replacement Portfolio to the extent that the Replacement Portfolio's total net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the total

net annual operating expenses of the Existing Portfolio for fiscal year 2015. In addition, the

Hartford Insurance Companies will not increase the Contract fees and charges that would

otherwise be assessed under the terms of those Contracts for a period of at least two (2) years

following the Substitution Date.

11.	Applicants state that the Hartford Insurance Companies or their affiliates will

pay all expenses and transaction costs of the proposed Substitutions, including legal and

accounting expenses, any applicable brokerage expenses and other fees and

expenses. Applicants state that no fees or charges will be assessed to the affected Contract

owners to effect the proposed Substitutions. Applicants state that the proposed Substitutions

will not cause the Contract fees and charges currently being paid by existing Contract owners to

be greater after the Substitutions than before the Substitutions.

12.	Applicants state that the Contract value of each Contract owner affected by the

proposed Substitutions will not change as a result of the proposed Substitutions. Applicants

state that, because the Substitutions will occur at relative net asset value, and the fees and

charges under the Contracts will not change as a result of the Substitutions, the benefits offered

by the guarantees under the Contracts will be the same immediately before and after the

Substitutions. Applicants further state that what effect the Substitutions may have on the value

of the benefits offered by the Contract guarantees would depend, among other things, on the

relative future performance of each Existing Portfolio and Replacement Portfolio, which the

Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the

time of the Substitutions, the Contracts will offer a comparable variety of investment options

with as broad a range of risk/return characteristics.

13.	At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements, which will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the "Pre-Substitution Notice"). The Pre-Substitution Notice will advise Contract owners that Contract values attributable to investments in the Existing Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply and without being subject to any limitations on transfers, on the Substitution Date. The Pre-Substitution Notice also will state that, from the date of the Pre-Substitution Notice through the date thirty (30) days after the Substitutions, Contract owners may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option without charge and without imposing any transfer limitations.

14.   The Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio. In addition, within five (5) business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a "Confirmation") informing them that the Substitutions were carried out as previously notified. The Confirmation will also restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the Contract owners Contract values before and after the Substitution(s).

15.   Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the

Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners. As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner's cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution. As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash or in- kind. The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Legal Analysis:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the proposed Substitutions. Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust holding the security of a single issuer from substituting another security of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission "if the evidence establishes that [the substitution] is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

2.   The Section 26 Applicants submit that each of the Substitutions meet the standards set forth in section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns underlying this provision. The Section 26 Applicants believe that each Replacement Portfolio and its corresponding Existing Portfolio(s) have substantially similar investment objectives, principal investment strategies and principal risks. Applicants state that, accordingly, no Contract owner will involuntarily lose his or her rider(s) as a result of any

proposed Substitution. Contract owners will not incur any fees or charges as a result of the proposed Substitutions.

3.   The Section 17 Applicants request that the Commission issue an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to carry out, as part of the Substitutions, the In-Kind Transactions. Section 17(a)(1) of the Act prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the Act prohibits any of the persons described above, acting as principals, from purchasing any security or other property from such registered investment company.

4.   Because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, to the extent the Separate Accounts and the Existing Portfolios, and the Separate Accounts and the Replacement Portfolios, are deemed to be affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a). As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this application.

5.   The Section 17 Applicants maintain that the terms of the proposed In-Kind

Transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching, principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The In-Kind Transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The fees and charges under the Contracts will not increase because of the Substitutions. Even though the Separate Accounts, the Hartford Insurance Companies and the Trust may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

6.   The Section 17 Applicants submit that the proposed in-kind purchases by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust's current registration statement and reports filed under the Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the Act.

Applicants' Conditions:

The Section 26 Applicants, and HIMCO as applicable, agree that any order granting the requested relief will be subject to the following conditions.

1.   The Substitutions will not be effected unless the Section 26 Applicants determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this application; (ii) the Substitutions can be consummated as described in this application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   The Hartford Insurance Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

3.   HIMCO will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to add or to replace a sub-adviser at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

4.   The Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

5.   The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule

22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

6.   The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

7.   The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

8.   Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with guaranteed living and/or death benefit riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

9.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 8 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

10. The Section 26 Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) values of the Contract owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

11. For a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio's net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for fiscal year 2015. In addition, the Section 26

Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary